GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building

332 Minnesota Street

Saint Paul, MN 55101-1361

(651) 224-2385

FAX (651) 224-2387

Sent Via Electronic Submission Only – EDGAR

December 21, 2006

Ms. April Sifford, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

U.S. Securities and Exchange Commission (“SEC”) Follow-up Comment Letter dated December 7, 2006, on Great Northern Iron Ore Properties (“Trust”) Response Letter dated September 8, 2006, and SEC Comment Letter dated August 24, 2006, pertaining to the Trust’s Form 10-K for the fiscal year ended December 31, 2005, File No. 1-00701

Dear Ms. Sifford:

We received, via fax, your follow-up comment letter dated December 7, 2006, requesting additional information as stated below, in addition to requesting that the filing be amended. Based on our responses, explanations, discussions with your staff and other supplemental information that we provided, we respectfully request that the enhanced disclosures be incorporated into future filings beginning with the December 31, 2006 Form 10-K filing, versus filing an amendment to the December 31, 2005 Form 10-K. If this is acceptable to the SEC, we will modify our future filings accordingly. Following are your follow-up comments and our follow-up responses, including the actions or changes we plan to make:

Accounting Comments-

SEC Follow-up Comment:

1. We note your response to our prior comment 1 from our letter of August 24, 2006. You state that surface lands are amortized over the remaining life of the trust. Note B indicates that the amounts recorded represent cost at acquisition or values on March 1, 1913. Why, then, did the cost value increase by $104,400 from December 31, 2004, to December 31, 2005? Please tell us the nature of all of the $38,691,707 value assigned at December 31, 2005.

U.S. Securities and Exchange Commission	-page 2-	December 21, 2006

Great Northern Iron Ore Properties Follow-up Response:

The cost value increase of $104,400 represents purchases of surface lands (cost at acquisition) in 2005, which purchases occur from time to time. We will enhance our disclosure in “Note B – Mineral and Surface Lands” to address these occasional purchases. This purchase amount is also disclosed in “Note D – Principal Charges Account”, where it lists the total of all surface lands acquired to date. In future filings, we will also disclose these purchases, by year, in “Note C – Land Acquisitions”.

As to the nature of the $38,691,707 value on the balance sheet, this simply represents the historical cost value (GAAP) of all surface and mineral land purchases from the inception of the Trust through December 31, 2005.

SEC Follow-up Comment:

2. Additionally, your filing indicates that the Trust will terminate on April 6, 2015, or approximately nine years and three months after December 31, 2005. Tell us why you are not recognizing approximately $459,138 per year, so that the remaining balance of $4,247,024 will be fully amortized by April 6, 2015.

Great Northern Iron Ore Properties Follow-up Response:

Amortization only pertains to “surface lands”, as stated in Note B. The balance of $4,247,024 which you quote represents Noncurrent Assets of U.S. Treasury Notes and Prepaid Pension Expense – neither of which is related to “Properties”. We believe you inadvertently selected the wrong number from the Balance Sheet. As the Balance Sheet states, the value shown under “Properties” as of December 31, 2005 (totaling $4,192,522) represents both “mineral” and “surface” lands, and the value shown under the “Allowance” line represents both “depletion” (pertaining to mineral lands) and “amortization” (pertaining to surface lands). However, to answer the essence of your question, we only amortize the value of the surface lands using beginning of year values (not mineral lands as they only deplete via cost depletion with actual natural ore mining). The actual value of surface lands remaining as of January 1, 2005 was $2,144,447, which divided by ten years and three months (from the beginning of the year), results in an amount of $17,435 per month, or $209,220 per year. This is the amount disclosed in Note B and is also the change in the Allowance line on the face of the Balance Sheet. However, to better allow the reader to understand the amortization policy and calculations, we will disclose, in future filings, the beginning of the year surface lands values in Note B. We will also expand the disclosure to more clearly state that there is presently no cost depletion from our minerals lands as no natural ore mining is currently taking place, but rather there is only taconite mining from lands that were not valued in 1913 (no cost basis). In addition and as stated in our Follow-up Comment Response 1 above, we will also provide the acquisition costs by year in Note C (as well as disclose them in the Statements of Cash Flows).

U.S. Securities and Exchange Commission	-page 3-	December 21, 2006

Engineering Comments-

SEC Follow-up Comment:

3. We reissue comment 3 from our letter dated August 24, 2006. Your response to our comment is that you lease iron ore mineral properties to other mining companies and do not conduct any mining activities. You further state some of the information requested under Industry Guide 7 is not applicable to your filing. However you still own the real properties and/or mineral rights and are required to disclose within the filing the requested information for each of the mines, plants and other significant properties to the best of your ability.

Great Northern Iron Ore Properties Follow-up Response:

Because of the nature of the Trust’s business, it is our opinion that all applicable Industry Guide 7 disclosures have been included in our Form 10-K. We respectfully reissue our response from our letter dated September 8, 2006 to your comment 3. To summarize, the lands are predominantly on the Mesabi Iron Range (as identified on most Minnesota maps); the lands are essentially accessible by a traditional vehicle; the formation being mined and its significance are disclosed in Item 1-Business; we do not “work” the properties, but only lease them; we do not have a power, taconite or water plant, nor any equipment or infrastructure facilities, and are therefore unable to comment on any modernization plans; we do not perform exploration on the properties; no costs have been incurred nor are planned for exploration; reserves are disclosed in Item 1-Business. We are unable to offer any other additional information as none exists or is relevant to the Trust’s operations.

SEC Follow-up Comment:

4. Our comments 4, 5, and 6 from our letter dated August 24, 2006, were not addressed. The basis for these questions was your statement that “your engineers estimate the magnetic taconite under lease as of December 31, 2005 is the equivalent to approximately 329,708,000 tons of pellets.” Please provide updated information concerning this estimate of salable product. Please note the supplemental information previously provided for fiscal year 2004 engineering examination was returned June 2005 as requested. Generally this supplemental information regarding the salable product may include the following:

•	Property and geologic maps
•	Description of your drilling, sampling, and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoffs used for each category of reserve
•	Justifications for the drill hole spacing used at various classification levels
•	A detailed description of your procedures for estimating “reserves”
•	Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. This information is preferred in electronic form, in an adobe PDF format on a CD. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

U.S. Securities and Exchange Commission	-page 4-	December 21, 2006

Great Northern Iron Ore Properties Follow-up Response:

We did address your comments 4, 5 and 6 in our September 8, 2006 letter, and ask that you refer to said comments for reference. Given that the SEC did not retain copies of the reserve examination from last year, and at the request of SEC engineer, George K. Schuler, we recently provided various analyses, maps, etc., to Mr. Schuler as supplemental information. Since much of this information is recorded on hand-written documents and/or the schedules and maps are of such a large size, we can not transmit it electronically, which is why we provided it as supplemental information via Fed-Ex on December 13, 2006. Please note that this data was examined last year by Roger Baer, SEC engineer, and was deemed to be complete, as evidenced by his letter of June 3, 2005. Since sending this information to Mr. Schuler, I have spoke with him to further discuss some of the information provided. In our conversations, Mr. Schuler thought the information was satisfactory, subject to us including the phrase “proven and probable” where we discuss the ore reserve estimates in our Form 10-K. In addition, we will include, in future filings, this wording in our Table of Leases in the Form 10-K in a new column entitled “Proven and Probable Magnetic Taconite Reserves in Pellet Tons”, which column will list the ore reserves by mine. Mr. Schuler also suggested that we add a statement in future Form 10-K filings to address reasons why ore reserves may increase (new leases, amendments, revised ore reserve calculations, etc.), which we will incorporate. Should Mr. Schuler have any other technical engineering questions during his review, he may also contact our Chief Mining Engineer, Roger P. Johnson, at 1-218-262-3886. Upon completion of Mr. Schuler’s review, we ask that the materials be returned to us. A pre-paid return Fed-Ex envelope was supplied. He may keep a copy of said materials if so desired.

SEC Follow-up Comment:

5. Please disclose within the filing that you have not audited the ore reserves over the last three years.

Great Northern Iron Ore Properties Follow-up Response:

We will add a statement in our future filings that the ore reserves have not been audited by external parties as this is not a customary practice. The ore reserves are determined from exploration drilling (diamond drilling) analyses performed by our lessees (steel and mining companies) and are therefore considered, in part, to be confidential between Great Northern Iron Ore Properties and each respective lessee. With over 300 million tons of reserves, extracted by the lessees at a rate of 5 to 10 million tons annually, the large ore reserve balance is deemed rather moot given the remaining lifetime of the Trust.

SEC Follow-up Comment:

6. We reissue comment 8 from our letter dated August 24, 2006. Your response indicates you do not conduct pellet sales, however your royalty rates, hence your revenues, may be escalated due to changes in the price of pellets, etc. as stated on the third page of this filing. The Great Lakes pellet price has changed significantly over the last five years and may have an impact on your revenues which may be of interest to investors. Please provide the pellet price graph as requested.

U.S. Securities and Exchange Commission	-page 5-	December 21, 2006

Great Northern Iron Ore Properties Follow-up Response:

As stated in our original response, we reiterate that we do not have “pellet sales”. As to your reference to the Great Lakes pellet price changes, the last change to the published pellet price that is relevant to a few of the Trust’s (older) leases was in 1997, and before that in 1989. Accordingly, a graph would be a straight line, and of no relevance to readers. The pellet price changes specific to our leases are infrequent and have relatively little effect on revenues, if any. Accordingly, no pellet sales graph or pellet price graph will be included in our filings, as they are irrelevant to our operations.

SEC Follow-up Comment:

7. Your response to comments 9 and 10 from our letter dated August 24, 2006, regarding a small-scale map showing the location and access to each property raises valid concerns regarding the numerous maps required to accurately depict your company’s holdings across the 70 miles of the Mesabi Iron Range. To aid investors in locating your properties, please provide, in conjunction with the table listing your current leases, an index map illustrating the Mesabi Iron range in relation to the state of Minnesota, St. Louis, and Itasca counties. Include this map within the filing. Please note that the sum of the leases found in this table does not correspond to your statement on page two regarding the acreage under lease.

Great Northern Iron Ore Properties Follow-up Response:

As previously responded to, the Mesabi Iron Range is a national landmark easily identifiable on most Minnesota maps, as are the counties of St. Louis and Itasca. We respectfully request that the inclusion of maps into our filing be waived as the rules allow for some discretion when the volume and detail included with the maps far outweighs the benefits. As stated previously, our properties are listed in tabular format in Item 1-Business, along with acreage and county location. Beyond that, multiple maps suitable for filing would be of such small scale that they would essentially be unreadable (given the Range’s vast size and location of the Trust’s properties); hence, it would not offer any benefit to the investor. This matter was discussed with Mr. Schuler and it is our understanding that our reasoning for not including maps into the filing was acceptable to him.

As to the “sum of the leases in this table” not corresponding to the verbiage, you will note that the table’s heading states “Leased Acres”. This represents total leased acres by mine, including surface and mineral. The verbiage, on the other hand, expressly states “mineral interests”. Accordingly, they are two different classifications. The table contains all the mineral interests, as well as some additional leased surface interests. We will, however, clarify the table heading in future filings to notate “surface & mineral”, so as to inform the reader that the acres in the table represent the total acreage under lease (vs. just the minerals).

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U.S. Securities and Exchange Commission	-page 6-	December 21, 2006

In conclusion, we hope the above responses and additional information provided, along with the supplemental information sent to your SEC engineer, will satisfactorily answer your follow-up comments regarding certain disclosures contained in our December 31, 2005 Form 10-K filing. Given our responses, the enhanced disclosures proposed, our discussions held with your SEC staff, and the supplemental information provided, we intend to modify future filings of the Trust as stated above, provided this is acceptable to the SEC, versus amending our December 31, 2005 Form 10-K filing. Thank you.

Yours very truly,

/s/ Thomas A. Janochoski

Vice President & Secretary

Chief Financial Officer

c:	Joseph S. Micallef, President of the Trustees & Chief Executive Officer
Trustee Roger W. Staehle

Trustee Robert A. Stein

Trustee John H. Roe III

Roger P. Johnson, Manager of Mines & Chief Mining Engineer
Sue Ann Nelson, Fredrikson & Byron
Robert K. Ranum, Fredrikson & Byron
Jack B. Grace, Ernst & Young LLP
Gina A. Thompson, Ernst & Young LLP